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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 6, 1997
                  (Date of Event which Requires Filing of this
                                   Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 12686C-10-9                  13D


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons          Marianne Dolan Weber
                                             SS:  ###-##-####
----------------------------------------------------------------------
(2)      Check the Appropriate Box           (a)
         if a Member of a Group              (b)
----------------------------------------------------------------------
(3)      SEC Use Only
----------------------------------------------------------------------
(4)      Source of Funds                     00
----------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
----------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                        U.S.A.
----------------------------------------------------------------------
Number of Shares    (7) Sole Voting Power               1,000
Beneficially Owned  --------------------------------------------------
by Each Reporting   (8) Shared Voting Power           789,855
Person With         --------------------------------------------------
                    (9) Sole Dispositive Power          1,000
                    --------------------------------------------------
                    (10) Shared Dispositive Power     789,855
----------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person               790,855
----------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
----------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                            5.5%
----------------------------------------------------------------------
(14)     Type of Reporting Person                         IN


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CUSIP No. 12686C-10-9                 13D

                    CONTINUATION PAGES OF AMENDMENT NO. 1 TO
                              SCHEDULE 13D FILED BY
                MARIANNE DOLAN WEBER, INDIVIDUALLY AND AS TRUSTEE

      This Amendment No. 1 to the Schedule 13D, dated June 10, 1997, previously filed by Marianne Dolan Weber ("Mrs. Weber"), relates to Mrs. Weber's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation ("CSC").

Item 4.  PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding at the beginning of the third sentence, "Except as set forth in Attachment 1," and by adding at the end of
Item 4 "See Attachment 1."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          The percentage in Item 5(a) is changed to 5.5%, due to a change in the amount of outstanding shares.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

          Item 6 is hereby amended to read "See Attachment 1."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -       Voting Agreement


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CUSIP No. 12686C-10-9                  13D

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 23, 1997



                           Signature:   /s/ Marianne Dolan Weber
                                            By William A. Frewin, Jr.
                                            -------------------------
                           Name/Title:  Marianne Dolan Weber,
                                        individually, as a Trustee
                                        of each of the following Trusts:
                                          Dolan Grandchildren Trust
                                          Dolan Spouse Trust
                                          DC Marianne Trust
                                        and as a Director of the
                                        Dolan Children's Foundation
                                        By William A. Frewin, Jr.,
                                        attorney-in-fact


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CUSIP No. 12686C-10-9

                                      13D

                                  ATTACHMENT 1

          Cablevision Systems Corporation, a Delaware corporation ("CSC"), has entered into a Contribution and Merger Agreement, dated as of June 6, 1997 (the "Contribution and Merger Agreement"), with TCI Communications, Inc., a Delaware corporation and the principal cable television subsidiary of Tele-Communications, Inc., ("TCI Communications"), CSC Parent Corporation, a Delaware corporation wholly-owned by CSC ("Parent"), and CSC Merger Corporation, a Delaware corporation wholly-owned by Parent ("Merger Sub"). The Contribution and Merger Agreement provides for the merger of Merger Sub with and into CSC, with CSC as the surviving corporation, and the conversion in the merger of outstanding shares of CSC common stock into like shares of common stock of Parent and for the contribution by or on behalf of TCI Communications of corporations (the "Contributed Entities") owning specified cable television systems in exchange for shares of Class A Common Stock of Parent. CSC's Series I Preferred Shares will become convertible into Series A Common Stock of Parent. Following the closing (the "Closing") of the transactions contemplated by the Contribution and Merger Agreement, Parent will be renamed Cablevision Systems Corporation. As a result of the transactions contemplated by the Contribution and Merger Agreement, existing CSC shareholders will become shareholders of Parent, which will be a new publicly traded company that will own CSC and, separately, the Contributed Entities.

          CSC shareholders having a majority of CSC's voting power have agreed with TCI Communications in a voting agreement (the "Voting Agreement") that they will vote to approve the adoption of the Contribution and Merger Agreement and the issuance of Parent shares to TCI Communications and against any matter that would compete with or interfere with such adoption and issuance. The parties to the Voting Agreement are: Parent, Tele-Communications, Inc., CSC, Charles F. Dolan, Charles F. Dolan 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

          The Contribution and Merger Agreement provides that at the Closing, Parent, Tele-Communications, Inc., a Delaware corporation and owner of TCI Communications ("TCI"), and certain holders of Parent's Class B Common Stock (the "Class B Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things for: (i) limitations on TCI's ability to purchase and sell Class A Common Stock, (ii) consultation rights between Parent, TCI and the Class B Stockholders regarding sales of Parent or significant Parent assets, sales of Class A Common Stock owned by TCI and sales of Class B Common Stock owned by the Class B Stockholders,


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(iii) TCI's right to designate two Class B directors, (iv) the right of TCI director designees to membership on a Parent Board committee to approve certain transactions with Class B Stockholders and their family members that will give such designees a veto over such transactions, and (v) TCI's agreement to vote in proportion with the public Parent Class A stockholders for the election of the 25% of Parent directors which the Parent Class A Common Stock is entitled to elect. The Class B Stockholders are: Charles F. Dolan, CFD 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.


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